HQTS: P: (609) 716-4000 • F: (609) 716-0706
195 Clarksville Road • Princeton Jct., NJ 08550
www.mistrasgroup.com
Via EDGAR, Overnight Courier and Facsimile
February 11, 2011
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Jay Ingram, Legal Branch Chief Erin K. Jaskot, Staff Attorney

Re:	Mistras Group, Inc.
Form 10-K for the Fiscal Year Ended May 31, 2010
Filed August 17, 2010
Definitive Proxy Statement on Schedule 14A
Filed September 16, 2010
Form 10-Q for the Quarterly Period Ended November 30, 2010
Filed January 13, 2010
File No. 001-34481
Ladies and Gentlemen:
Mistras Group, Inc. (“Mistras” or the “Company”) is submitting this letter in response to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated January 28, 2011 (the “Comment Letter”) regarding the Company’s Form 10-K for the fiscal year ended May 31, 2010, Definitive Proxy Statement on Schedule 14A and Form 10-Q for the quarterly period ended November 30, 2010. Please find our responses to the Staff’s comments below. For your convenience, each of the comments in the Comment Letter is included immediately preceding our response to the comment, and the headings and numbered responses in this response letter correspond to the headings and numbered comments contained in the Comment Letter.
Form 10-K for the Fiscal Year Ended May 31, 2010
Staff Comment #1:
Business, page 3
General
1.	In future filings, please include the information required by Item 101(b) of Regulation S-K. In addition, please include a general discussion of your three financial segments within your Business section.
Response to Comment #1:
The Company respectfully acknowledges the Staff’s comment. In the Company’s next filing on Form 10-K, and other future filings which require the disclosures in Item 101(b) of Regulation S-K, the Company will include a general discussion of its three financial segments within the Business section. The Company expects such discussion to be presented as follows:

Securities and Exchange Commission
February 11, 2011	Page 2
The Company has three financial segments:
•	Services. This segment provides primarily asset protection solutions in North and Central America with the largest concentration in the United States, consisting primarily of non-destructive testing and inspection services that are used to evaluate the structural integrity of critical energy, industrial and public infrastructure.

•	Products and Systems. This segment designs, manufactures, sells, installs and services our asset protection products and systems, including equipment and instrumentation, predominantly in the United States.

•	International. This segment offers services, products and systems similar to those of our Services and Products and Systems segments to global markets, principally in Europe, the Middle East, Africa, Asia and South America, but not to customers in China and South Korea, which are served by our Products and Systems segment.
For discussion of segment revenues, operating results and other financial information, see Management’s Discussion and Analysis of Financial Condition and Results of Operations which begins on page [xx], as well as the Notes to the Consolidated Financial Statements which begin on page [xx].
Staff Comment #2:
2.	We note your disclosure on page 28 that your business is seasonal. In future filings, please provide disclosure regarding the extent to which the business of your segment(s) is or may be seasonal. See Item 101(c)(v) or Regulation S-K.
Response to Comment #2:
The Company respectfully acknowledges the Staff’s comment. In the Company’s next filing on Form 10-K, the Company will disclose that the seasonality of its business primarily relates to the Services segment. The Company may include additional disclosure that presents revenues by quarter for the most recent fiscal year to disclose more clearly the impact of this seasonality on revenues. An example of such disclosure is as follows:
     Our business is seasonal. This seasonality relates primarily to our Services segment. Our first and third fiscal quarter revenues for our Services segment are typically lower than our revenues in the second and fourth fiscal quarters because demand for our asset protection solutions from the oil and gas as well as the fossil and nuclear power industries increases during their non-peak production periods. For instance, U.S. refineries’ non-peak periods are generally in our second fiscal quarter, when they are retooling to produce more heating oil for winter, and in our fourth fiscal quarter, when they are retooling to produce more gasoline for summer. Our quarterly Services segment revenues for the fiscal year ended May 31, 2011, as a percentage of total Services revenues for the same period, was XX% (1st quarter) XX% (2nd quarter), XX% (3rd quarter), and XX% (4th quarter). As a result of these trends, we generally have reduced cash flows in our second and fourth fiscal quarters, which may require us to borrow under our credit agreement or to discontinue or curtail some of our operations. In addition, most of our operating expenses, such as employee compensation and property rental expense, are relatively fixed over the short term. Moreover, our spending levels are based in part on our expectations regarding future revenues. As a result, if revenues for a particular quarter are below expectations, we may not be able to proportionately reduce operating expenses for that quarter. We expect that the impact of seasonality on our first and third fiscal quarter revenues and profitability and second and fourth fiscal quarter cash flows will continue.
Staff Comment #3:
3.	We note your disclosure on page 31 that you rely on a limited number of suppliers to provide you with radioisotopes and certain electronic components. To the extent material, in future filings please provide a discussion of your sources and availability of raw materials. See Item 101 (c)(iii) of Regulation S-K.

Securities and Exchange Commission
February 11, 2011	Page 3
Response to Comment #3:
The Company respectfully acknowledges the Staff’s comment. The Company will continue to monitor its supply of radioisotopes and certain electronic components on a regular basis. To the extent material, the Company will provide a discussion of the sources and availability of these raw materials in its future filings on Form 10-K and to the extent necessary in filings on Form 10-Q,
Staff Comment #4:
Customers, page 21
4.	We note your disclosure on page 6 that your largest customer accounted for approximately 18%, 17% and 17% of your revenues for fiscal year 2010, 2009 and 2008, respectively. In future filings, please disclose the name and relationship of this customer and include a description of your contractual relationship. See Item (c)(vii) of Regulation S-K. Also, please advise us if you have considered filing your agreements with this customer as a material exhibit under Item 601(b)(10)(ii)(B) of Regulation S-K.
Response to Comment #4:
The Company respectfully acknowledges the Staff’s comment. The identity of BP plc. (“BP”), the Company’s largest customer, will be disclosed in future filings of Form 10-K and Form 10-Q. The Company’s relationship with BP is comprised of separate contracts for non-destructive testing and inspection services with multiple affiliated entities within a commonly controlled group. Mistras conducts business with various divisions or affiliates of the BP organization through numerous contracts covering many segments of BP’s business including downstream (refinery), midstream (pipelines) and upstream (exploration). These contracts are typically negotiated locally with the specific location, are of varying lengths, have different start and end dates and differ in terms of the scope of work and nature of services provided. Most contracts are based on time and materials.
The Company considered filing its agreements with BP, but concluded that these contracts with BP are ordinary course of business agreements and are similar to the contracts Mistras and many other inspection and non-destructive testing companies have around the country for work in the oil and gas industry. In addition, while BP as a whole is a large and important customer, the Company’s business is not substantially dependent on any single contract or relationship with BP, nor does the Company sell a major part of its products and services to BP.
Staff Comment #5:
5.	We note that you list the names of your “larger customers by revenues for fiscal 2010” for each of your target markets. In future filings, please disclose the revenue threshold used to determine which customers would be included in this list, and whether this list includes all of your customers that exceeded such threshold.
Response to Comment #5:
The Company respectfully acknowledges the Staff’s comment. Given the disparity in customer size between different target markets, it is not practical to use a single revenue threshold for all target markets. For example, it would take significantly more customers to capture 50% of total revenues in the Composite and Part Testing market than it would in the Oil and Gas target market. Accordingly, in future filings on Form 10-K, the Company will list the largest customers for each target market, while disclosing the percentage of that target market’s revenues that these customers represent. An example of possible future disclosure with regards to this table is provided below:

Securities and Exchange Commission
February 11, 2011	Page 4

Composite
Oil & Gas, including	Power Generation &	and Part Testing,
Petrochemicals	Transmision	including Aerospace	Chemicals
(X%)	(X%)	(X%)	(X%)
Company 1	Company 1	Company 1	Company 1
Company 2	Company 2	Company 2	Company 2
Company 3	Company 3	Company 3	Company 3
Company 4	Company 4	Company 4	Company 4
Company 5	Company 5	Company 5	Company 5
Company 6	Company 6	Company 6	Company 6
Company 7	Company 7	Company 7
Company 8	Company 8	Company 8
Company 9
Company 10

Public Infrastructure,
Research and
Industrial	Process Industries	Engineering
(X%)	(X%)	(X%)
Company 1	Company 1	Company 1
Company 2	Company 2	Company 2
Company 3	Company 3	Company 3
Company 4	Company 4	Company 4
Company 5	Company 5
Company 6	Company 6
Company 7
The percentage in each heading above represents the percentage that target market comprises of our total revenues. The companies listed under each target market comprise, in total, the following percentage of the revenues for that target market:
Oil & Gas: XX%
Power Generation: XX%
Composite and Part Testing: XX%
Chemicals: XX%
Industrial: XX%
Process Industries: XX%
Public Infrastructure: XX%
Staff Comment #6:
6.	We note your disclosure of certain countries that were responsible for 1% or more of your revenues in fiscal year 2010. In future filings, please provide the disclosure required by Item 101(d) of Regulation S-K.
Response to Comment #6:
The Company respectfully acknowledges the Staff’s comment. In the Company’s next Form 10-K filing, the Company will refer to the appropriate note to its financial statements that provides information regarding segments and geographic regions. In addition, the Company will include in the financial statement note the information required by Item 101(d) of Regulation S-K. Historically, no individual foreign country accounted for a material portion of the Company’s revenues or had a material amount of the Company’s long-lived assets.
Staff Comment #7:
Intellectual Property, page 23
7.	In future filings, to the extent material, please disclose the importance to each segment, and the duration and effect, of your specific patents and trademarks, and services marks. See Item 101(c)(iv) of Regulation S-K.

Securities and Exchange Commission
February 11, 2011	Page 5
Response to Comment #7:
The Company respectfully acknowledges the Staff’s comment. In the Company’s future filings on Form 10-K, the Company will make additional disclosures regarding patents, trademarks and service marks which are important to each segment. The Company expects that its fiscal year 2011 disclosure regarding its patents, trademarks and service marks will be consistent with the following:
We currently hold [X] patents and license certain other patents, but we currently do not principally rely on these patents or licenses to provide our proprietary asset protection solutions. Our trademarks and service marks provide us and our products and services with a certain amount of brand recognition in our markets. However, we do not consider any single patent, trademark or service mark material to our financial condition or results of operations.
Staff Comment #8:
Properties, page 25
8.	In future filings, please identify the segment(s) that use the properties described. See Item 102 of Regulation S-K.
Response to Comment #8:
The Company respectfully acknowledges the Staff’s comment. In the Company’s next filing on Form 10-K, the Company expects its disclosure regarding Item 2. Properties to be as follows:
     ITEM 2. PROPERTIES
As of May 31, 2011, we operated [XX] offices in [XX] countries, with our corporate headquarters located in Princeton Junction, New Jersey. Our headquarters in Princeton Junction is our primary location, where our manufacturing and research and development is conducted. While we lease most of our facilities, as of May 31, 2011, we owned properties located in Olds, Alberta; Monroe, North Carolina; Trainer, Pennsylvania; Houston, Pasadena, and Deer Park, Texas; Burlington, Washington; and Gillette, Wyoming. These properties, as well as approximately [XX] offices throughout North America, are utilized by our Services segment. Our Products and Systems segment’s primary location is our Princeton Junction facility. Our international segment has [XX] offices located in Brazil, United Kingdom, the Netherlands, France, Greece, Russia, Japan and India.
Staff Comment #9:
Executive Officers, page 36
9.	In future filings, please include a description of the business experience for each executive officer that covers the principal occupations and employment of such executive officer during the past five years. For example, it is unclear if the full five years are covered for Michael C. Keefe and Ralph L. Genesi. See Item 401(e) of Regulation S-K.
Response to Comment #9:
The Company respectfully acknowledges the Staff’s comment. In future filings, the Company will include the dates for Messrs. Keefe and Genesi and any other executive officers’ prior positions to clarify that the full five years are covered. For example, Mr. Keefe’s experience will state that Mr. Keefe worked at International Fight League from 2007 until 2009, and was with Lucent Technologies and AT&T from 1990 until 2006.

Securities and Exchange Commission February 11, 2011	Page 6
Staff Comment #10:
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 41
Fiscal 2010 compared to fiscal 2009, page 45
Fiscal 2009 compared to fiscal 2008, page 48
10.	We note that your discussion does not fully discuss the factors that lead to the changes in various line items from period-to-period. For example, for both the fiscal year ended 2009 and 2010, you provide your organic growth rate and state that this organic growth “was the result of continued demand for [y]our asset protection solutions, including growth from new and existing customers.” You note that your largest dollar increase was attributable to customers in the oil and gas market, and that your revenue increases were partially offset by certain declines, but you do quantify or provide the business reasons for such increases and declines. In addition, we note that you disclose the percentage of certain refineries that you serviced as of May 31, 2010, but do not disclose how this compares to fiscal year 2009, how it affected your revenues for fiscal 2010, or the business reasons for any material increase or decrease. Further, on page 48 you note that several projects were either reduced in scope or were delayed until fiscal year 2010 or later, but you do not quantify the effect of such delay, or discuss how shifting these to a later date affected revenues in fiscal year 2010. These are just examples. In future filings, please identify the factors leading to the changes in your line items from period-to-period, and quantify these factors where possible. Further, please discuss whether you believe these factors are the result of a trend and, if so, whether you expect it to continue and how it may impact revenues, income from continuing operations, your planned acquisitions, your available liquidity, or any other factors. See Item 303 of Regulation S-K and SEC Release No. 33-8350.
Response to Comment #10:
The Company respectfully acknowledges the Staff’s comment. Management’s Discussion and Analysis of Financial Condition and Results of Operations in future filings will address a number of factors, such as fluctuations in the target markets, the mix between organic growth and growth through acquisitions, and fluctuations in direct labor and other costs, that contribute significantly to the variances. Additionally, the Company will place greater emphasis on quantifying variances disclosed and identifying trends where possible.
Regarding the Company’s discussion of the number of refineries the Company services, the Company will include this discussion in the description of the business, as the Company believes this would be the best section of Form 10-K to address this topic.
Staff Comment #11:
Segment results for fiscal 2010, 2009 and 2008, page 49
11.	In future filings, please address comment 10 in your segment results as well. In particular, we note that in your discussion of your Services segment revenues on page 50, you highlight certain favorable factors, but do not discuss or quantify the factors that offset your revenue increases in this segment. For example, you note that your PCMS software and related AIMS implementation services increased 72%, even though these services account for less than 5% of your Services segment revenues, but when discussing offsets, you provide only a very general statement that several of your non-energy related markets “experienced slowing in revenue growth because of the economic downturn.” In future filings, please provide a balanced discussion that includes a description of all business reasons that contributed to the changes in specific line items, including those that offset revenue increase, and quantify these business reasons where possible.
Response to Comment #11:
The Company respectfully acknowledges the Staff’s comment. Management’s Discussion and Analysis of Financial Condition and Results of Operations in future filings will provide a more balanced discussion and place emphasis on a number of factors such as fluctuations in the target markets that we serve, the mix between organic growth and growth through acquisitions, and fluctuations in direct labor and other costs that contribute significantly to the variances. Additionally, the Company will place greater emphasis on quantifying variances disclosed and identifying trends where possible.
Staff Comment #12:
Liquidity and Capital Resources, page 56
12.	We note your disclosure on page 30 that your credit agreement contains financial and operating restrictions that may limit your access to credit, and that at times in the past you have not been in compliance with certain of these covenants. In your next Form 10-Q, please consider the impact of these, or any other, covenants on your ability to undertake additional debt or equity financing. If the covenants are reasonably likely to limit your ability to undertake financing to a material extent, please discuss the covenants in question and the consequences of the limitation to your financial condition and operating performance, including disclosing the requirements of such convents and your current actual value for any material financial ratios, such as your ratio of funded debt to EBITDA. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Securities and Exchange Commission February 11, 2011	Page 7
Response to Comment #12:
The Company respectfully acknowledges the Staff’s comment. As of May 31, 2010, and continuing through November 30, 2010, the Company was well within the limits of the covenants contained in its credit facility. If the Company determines that it is likely to be limited in raising additional debt or equity financing, the Company will disclose the specific covenant requirements that may be restrictive, along with its current performance against these covenants.
Staff Comment #13:
Exhibit Index, page 95
13.	We note that you incorporate your Amended and Restated Credit Agreement by reference to your Form S-1 (Registration No. 333-151559). However, it does not appear that you filed all the exhibits and schedules to the Credit Agreement when you initially filed it. In your next Exchange Act filing, please file the full Credit Agreement, including all exhibits and schedules. See Rule 601(b)(10) of Regulation S-K. Please note that Item 601(b)(2) of Regulation S-K provides a carve-out for schedules or attachments that are not material to an investment decision, but Item 601(b)(10) does not include a similar provision.
Response to Comment #13:
The Company respectfully acknowledges the Staff’s comment. The Company filed its credit agreements, including all exhibits and schedules, as exhibits to Amendment No. 6 to the Registration Statement on Form S-1 (333-151559), filed October 6, 2009. The Company made an incorrect reference to a prior filing of the credit agreements which did not include the exhibits and schedules. Commencing with Form 10-Q for the quarter ended February 28, 2011, the Company will incorporate by reference its credit agreements by referencing to the appropriate amendment (and filing date) to its registration statement on Form S-1.
Staff Comment #14:
Certifications
14.	We note that your certifications include the introductory language in paragraph 4 and paragraph 4(b) referring to internal control over financial reporting despite the fact that you were not required to comply with Items 308(a) and 308(b) of Regulation S-K. Further, we note that in paragraphs 4 and 5 you have deleted the “(s)” in “certifying officer(s).” In future filings, please file your certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K, with appropriate omissions, as applicable.
Response to Comment #14:
The Company respectfully acknowledges the Staff’s comment. In the Company’s Form 10-Q filing for the quarterly period ending February 28, 2011, the Company will omit references to internal control over financial reporting in both the introductory language in paragraph 4 and paragraph 4(b). In addition, the Company will add the “(s)” in “certifying officer(s)” in paragraphs 4 and 5 and will file the certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K, with appropriate omissions, as applicable.
Definitive Proxy Statement of Schedule 14A
Staff Comment #15:
Compensation Discussion and Analysis, page 16
Annual Cash Incentives, page 17
15.	Please provide us with your analysis as to why you have not included disclosure relating to your annual cash incentives for fiscal year 2010 in your Grants of Plan-Based Awards table. See Item 402(d)(2)(iii) of Regulation S-K.
Response to Comment #15:
The Company respectfully acknowledges the Staff’s comment. For the year ended May 31, 2010, the Company did not have a plan for awarding annual cash incentives, and the named executive officers did not have specific targets or ranges for awards. Annual cash incentives were determined after the end of the fiscal year at the discretion of the Compensation Committee of the Board of Directors based upon the Company’s performance against its plan or budget. The bonuses were not paid pursuant to a set or defined plan or formula. For this reason, the amounts were set forth under the heading “Bonus” in the summary compensation table, rather than under the heading of “Non-Equity Incentive Plan Compensation.” In future filings, to the extent the Company has an annual cash plan or program which involves more than a discretionary award of bonuses, it will make the disclosures required by Item 402(d)(2)(iii).
Staff Comment #16:
Use of Comparisons and Peer Groups, Page 19
16.	With a view toward future filings, please tell us how you used the compensation levels of your competitors, including Team, Inc. and Furmanite Corporation, to set the compensation of your named executive officers.

Securities and Exchange Commission February 11, 2011	Page 8
Response to Comment #16:
The Company respectfully acknowledges the Staff’s comment. The Company will provide in future filings more disclosure as to how comparisons to compensation levels of competitors are used to set compensation. For fiscal 2010, the Company did not formally benchmark or prepare a competitive analysis on executive compensation. Rather, the comparison with competitors, including Team and Furmanite, involved a more informal comparison by the Company’s CEO and the Compensation Committee to assess the competitiveness and appropriateness of the levels and components of executive compensation.
Staff Comment #17:
Risk Assessment of Compensation Practices and Programs, page 20
17.	We note your disclosure in response to Item 402(s) of Regulation S-K. Please describe the process you undertook to reach the conclusion that disclosure is not necessary.
Response to Comment #17:
The Company respectfully acknowledges the Staff’s comment. Management and the Compensation Committee assessed whether the Company’s compensation policies and practices are reasonably likely to have a material effect on the Company by considering three key factors: the levels of compensation, the components of compensation and the nature of the Company’s business. After analyzing these three areas, management and the Compensation Committee reached the conclusion that the Company’s compensation practices and programs are not reasonably likely to have a material adverse effect on the Company. In reaching this conclusion, management and the Compensation Committee considered several factors, including the following: (i) bonuses and equity awards are not, and historically have not been, highly leveraged as compared to base salary, and as such, these awards do not create incentives for undue risk-taking because of extreme leverage in incentive compensation; (ii) incentive compensation is based upon the profitability of the Company or, in the case of a division executive or manager, his or her particular division, not on a particular transaction, such as speculative trading or an acquisition; and (iii) the nature of the Company’s business is that of an industrial services and products business which does not lend itself to leveraging the profitability of the business based upon high risk/high reward transactions such as speculative trading in a financial transaction based business.
Form 10-Q for the Quarterly Period Ended November 30, 2010
Staff Comment #18:
18.	We note your statement on page 33 that a “control system, no matter how well designed or operated, can provide only reasonable, not absolute, assurance ....” In future filings, please revise your disclosure regarding the conclusions of your Chief Executive Officer and Chief Financial Officer to clarify that, if true, your officers concluded that your disclosure controls and procedures were effective at the reasonable assurance level.
Response to Comment #18:
The Company respectfully acknowledges the Staff’s comment. In the Form 10-Q filing for the quarterly period ending February 28, 2011, and other future filings as applicable, the Company will revise its disclosure, to the extent accurate, as follows:
Based on this evaluation, our CEO and CFO concluded that, as of [applicable quarter end date], our disclosure controls and procedures were operating effectively, at the reasonable assurance level, to ensure that the information required to be disclosed in our SEC reports is recorded, processed, summarized and reported within the requisite time periods and that such information is accumulated and communicated to management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.
The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission February 11, 2011	Page 9
If you have any questions, please do not hesitate to call the undersigned at (609) 716-4128.

Very truly yours, Mistras Group, Inc.
/s/ Michael C. Keefe
Michael C. Keefe
Executive Vice President, General Counsel and Secretary